SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  October, 2004

NORSKE SKOG CANADA LIMITED

(Name of registrant)

16th Floor, 250 Howe Street
Vancouver,
British Columbia, Canada, V7Y 1J7

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F

Form 40-F   X

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes

No    X

(If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b).)

82-_______________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORSKE SKOG CANADA LIMITED

By:

/s/ Valerie Seager_________________________
Name:

Valerie Seager
Title:

Corporate Secretary

Date:  October 28, 2004

EXHIBIT INDEX

Exhibit

Description of Exhibit

1

News release dated October 28, 2004

2

Financial Statements dated October 28, 2004

3

Management’s Discussion and Analysis dated October 28, 2004

EXHIBIT 1

Norske Skog Canada Limited
16th Floor, 250 Howe Street
Vancouver, British Columbia
Canada V6C 3R8

Tel: 604 654 4000
Fax: 604 654 4961

28 October 2004

Currency exchange, performance gains impact third quarter results

Vancouver, BC – Company-wide performance improvements are delivering solid efficiency gains as a stronger Canadian dollar continues to impact financial results.

Net earnings of $28 million ($0.13 per common share) in the third quarter were up compared with a net loss of $24 million ($0.11 per common share) in the previous quarter. Earnings before interest, taxes, depreciation and amortization and before other non-operating income and expenses (EBITDA) of $56.3 million are better than the previous quarter EBITDA of $43.8 million. Operating earnings of $10 million on sales of $466.8 million compare favourably with the previous quarter’s operating loss of $2.6 million on sales of $479.6 million.

Accounting rules require a restatement of U.S. dollar denominated debt each quarter, creating a fluctuation in earnings due to foreign exchange. At the same time, the stronger Canadian dollar is having an EBITDA impact due to erosion of U.S. dollar sales.

“We are pleased by the strength and growth of our specialties business and with the results of our performance improvement process, but concerned about the negative impact of the rising Canadian dollar on our global competitiveness,” Russell J. Horner, president and CEO stated.

Directory paper prices are unchanged as prices are set annually, although demand is edging upward as publishers bring new products to market. During the quarter pulp markets weakened substantially due to the now typical periodic departure of Chinese buyers and a continuing weak demand in Europe. As Chinese buyers re-enter the pulp market, price recovery is expected. Newsprint demand remains flat despite rising advertising lineage as publishers cut inventories and consumption, prompting uncertainty about whether this market will follow its typical late recovery cycle.

With all major maintenance completed for 2004, the company continues to focus on efficiency and margins. The performance improvement program delivered another $34 million in savings in the third quarter bringing the year-to-date total to $70 million against a 2004 target of $90 million. Improvements were achieved through reduced use of kraft in paper making, lower energy consumption, reduced chemical costs and higher productivity.

NorskeCanada is North America’s third largest producer of groundwood printing papers. The company also produces market kraft pulp. With five mills employing approximately 4,000 people at sites within 100 miles of each other on the south coast of British Columbia, NorskeCanada has a combined annual capacity of 2.4 million tonnes of product. Norske Skog Canada Limited common shares trade on the Toronto Stock Exchange under the ticker symbol NS. The company is headquartered in Vancouver, BC.

Russell J. Horner, President and CEO and Ralph Leverton, Vice-President, Finance and CFO will hold a telephone conference with financial analysts and institutional investors on Friday, October 29, 2004 at 8:00 a.m. PST, 11:00 a.m. EST, to present the company’s third quarter results. Media and other interested individuals are invited to listen to the live broadcast by visiting the NorskeCanada website at www.norskecanada.com in the “Investors / Events and Presentations” section or by entering http://webevents.broadcast.com/cnw/norskecanada20041029 in your web browser.

Forward-Looking Statements

Except for the historical information contained herein, the matters set forth in this report are forward-looking, including statements with respect to general economic conditions, assessment of market conditions, demand for products, pricing expectations, anticipated saving and cost reductions and capacity.  These forward looking statements are not guarantees of future performance and are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements.

For more information:

Investors: Ralph Leverton

Media: Lyn Brown

Vice-President, Finance and CFO

Director, Corporate Affairs

604-654-4319

604-654-4212

EXHIBIT 2

NORSKE SKOG CANADA LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2004 and 2003

(unaudited)

NORSKE SKOG CANADA LIMITED
Consolidated Statements of Earnings and Retained Earnings	Three months ended September 30		Nine months ended September 30
Unaudited and in millions of Canadian dollars, except where otherwise stated	2004	2003	2004	2003
Sales (note 2)	$466.8	$473.7	$1,400.9	$1,359.7
Operating expenses
Cost of sales (note 2)	399.1	433.9	1,257.0	1,271.5
Selling, general and administrative	11.4	13.7	36.4	40.7
Depreciation and amortization	46.3	47.4	137.7	142.7
	456.8	495.0	1,431.1	1,454.9
Operating earnings (loss)	10.0	(21.3)	(30.2)	(95.2)
Foreign exchange gain (loss) on translation of long-term debt	41.5	0.7	22.3	39.9
Gain (loss) on repayment of long-term debt	–	–	(5.2)	–
Other (expense) income, net	(0.1)	(1.3)	2.1	(1.3)
Interest expense, net	(18.8)	(20.0)	(57.7)	(54.9)
Earnings (loss) before income taxes	32.6	(41.9)	(68.7)	(111.5)
Income tax expense (recovery)
Current	0.9	2.4	2.4	4.2
Future	3.7	(16.2)	(28.8)	(44.5)
	4.6	(13.8)	(26.4)	(40.3)
Net earnings (loss)	28.0	(28.1)	(42.3)	(71.2)
Retained earnings, beginning of period, restated (note 2)	82.7	197.0	153.0	240.1
Retained earnings, end of period	$110.7	$168.9	$110.7	$168.9
Basic and diluted earnings (loss) per share (in dollars)	$0.13	$(0.14)	$(0.20)	$(0.35)
Weighted average common shares outstanding (in millions)	214.6	205.9	214.6	205.9

NORSKE SKOG CANADA LIMITED
Consolidated Balance Sheets	As at
Unaudited and in millions of Canadian dollars, except where otherwise stated	September 30, 2004	December 31, 2003
Assets
Current assets
Cash and short-term investments	$4.2	$–
Accounts receivable	255.1	253.5
Inventories	248.9	235.9
Other	22.3	6.6
	530.5	496.0
Fixed assets	2,200.5	2,290.2
Other assets	28.0	30.0
	$2,759.0	$2,816.2
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$253.8	$244.2

Long-term debt (note 4)	862.9	845.8
Other long-term obligations	250.8	272.7
Future income taxes	335.4	363.3
Deferred credits	27.5	21.0
	1,730.4	1,747.0
Shareholders’ equity
Share capital	913.6	913.6
Contributed surplus (note 2)	4.3	–
Retained earnings	110.7	155.6
	1,028.6	1,069.2
	$2,759.0	$2,816.2

On behalf of the Board

(signed) “Russell J. Horner”

(signed) “Thomas S. Chambers”

Director

Director

NORSKE SKOG CANADA LIMITED
Consolidated Statements of Cash Flows	Three months ended September 30		Nine months ended September 30
Unaudited and in millions of Canadian dollars, except where otherwise stated	2004	2003	2004	2003
Cash provided (used) by
Operations
Net earnings (loss)	$28.0	$(28.1)	$(42.3)	$(71.2)
Items not requiring (providing) cash
Depreciation and amortization	46.3	47.4	137.7	142.7
Future income taxes	3.7	(16.2)	(28.8)	(44.5)
Increase in other long-term obligations	6.3	8.8	17.9	16.6
Foreign exchange (gain) loss on translation of long-term debt	(41.5)	(0.7)	(22.3)	(39.9)
Loss (gain) on repayment of long-term debt	–	–	5.2	–
Other	(8.5)	0.3	(17.6)	0.9
	34.3	11.5	49.8	4.6

Changes in non-cash working capital
Accounts receivable	0.4	3.7	(21.1)	23.5
Inventories	(20.9)	13.7	(12.9)	16.9
Other	(10.0)	(13.7)	(9.8)	(8.5)
Accounts payable and accrued liabilities	(23.7)	(3.8)	8.9	(37.3)
	(54.2)	(0.1)	(34.9)	(5.4)
Cash provided (used) by operations	(19.9)	11.4	14.9	(0.8)
Investing
Additions to fixed assets	(10.1)	(26.0)	(48.0)	(67.4)
Proceeds from sale of fixed assets	0.1	0.1	0.2	0.3
Proceeds from termination of interest rate swaps	–	–	–	15.9
Purchase price adjustment (note 5)	26.6	–	26.6	–
Decrease (increase) in other assets	(0.7)	1.5	(0.5)	1.2
	15.9	(24.4)	(21.7)	(50.0)
Financing
Decrease in revolving loan (note 4)	–	(0.2)	(12.5)	(118.2)
Issue of long-term debt (note 4)	–	–	333.1	212.7
Repayment of long-term debt (note 4)	–	–	(266.1)	–
Premium and expenses on repayment of long-term debt	–	–	(15.0)	–
Deferred financing costs	–	(0.4)	(6.2)	(5.6)
Decrease in other long-term obligations	(9.9)	(9.5)	(22.3)	(27.9)
	(9.9)	(10.1)	11.0	61.0
Cash, increase (decrease) during period [1]	(13.9)	(23.1)	4.2	10.2
Cash, beginning of period [1]	18.1	33.3	–	–
Cash, end of period [1]	$4.2	$10.2	$4.2	$10.2
Supplemental information
Income taxes paid (received)	$(1.0)	$1.4	$3.2	$6.6
Net interest paid	19.0	14.4	60.3	49.5

1

Cash includes cash and short-term investments.

NORSKE SKOG CANADA LIMITED
Consolidated Business Segments
Unaudited and in millions of Canadian dollars, except where otherwise stated	Specialties	Newsprint	Pulp	Total
Three months ended September 30, 2004
Sales [1] (note 2)	$270.1	$125.0	$71.7	$466.8
Depreciation and amortization	26.5	11.5	8.3	46.3
Operating earnings (loss)	4.5	0.3	5.2	10.0
Capital expenditures	4.7	2.6	2.8	10.1
Three months ended September 30, 2003
Sales [1] (note 2)	$259.9	$135.8	$78.0	$473.7
Depreciation and amortization	24.4	15.1	7.9	47.4
Operating earnings (loss)	(6.7)	(11.6)	(3.0)	(21.3)
Capital expenditures	7.0	9.1	9.9	26.0
Nine months ended September 30, 2004
Sales [1] (note 2)	$779.2	$410.6	$211.1	$1,400.9
Depreciation and amortization	76.4	37.3	24.0	137.7
Operating earnings (loss)	(4.4)	(7.0)	(18.8)	(30.2)
Capital expenditures	20.6	5.3	22.1	48.0
Nine months ended September 30, 2003
Sales [1] (note 2)	$748.9	$404.6	$206.2	$1,359.7
Depreciation and amortization	74.3	46.2	22.2	142.7
Operating earnings (loss)	(26.5)	(46.8)	(21.9)	(95.2)
Capital expenditures	23.7	22.4	21.3	67.4

[1]

Pulp sales are stated net of inter-segment pulp sales of $32.6 million for the three months ended September 30, 2004 ($40.7 million – three months ended September 30, 2003) and $104.5 million for the nine months ended September 30, 2004 ($133.1 million – nine months ended September 30, 2003).

NORSKE SKOG CANADA LIMITED

Notes to the Consolidated Financial Statements

Unaudited and in millions of Canadian dollars, except where otherwise stated

1.

Basis of Presentation

The consolidated financial statements include the accounts of Norske Skog Canada Limited (“the Company” or “NorskeCanada”) and from their respective dates of acquisition of control or formation, its wholly-owned subsidiaries and partnership.  The Company’s 50.1% proportionate share of Powell River Energy Inc. (“PREI”), a joint venture between Great Lakes Hydro Income Fund (“Great Lakes”) and the Company, is accounted for using the proportionate consolidation method.  All inter-company transactions and amounts have been eliminated on consolidation.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles on a basis consistent with those followed in the most recent audited annual consolidated financial statements except as described in note 2 below.  These unaudited interim consolidated financial statements do not include all information and note disclosures required by Canadian generally accepted accounting principles (“GAAP”) for annual financial statements, and therefore should be read in conjunction with the December 31, 2003 audited consolidated financial statements and the notes below.

2.

Significant Accounting Policies

Generally Accepted Accounting Principles

Effective fiscal 2004, the Company adopted the new Canadian Institute of Chartered Accountants (“CICA”) Handbook (“the Handbook”) Section 1100, “Generally Accepted Accounting Principles” recommendations.  Among other recommendations, the section more clearly defines alternate sources of GAAP when a matter is not explicitly addressed by primary sources of GAAP.  As a result, distribution costs have been reclassified from “Net sales” to “Cost of sales” which resulted in an increase in “Sales” and “Cost of sales” for the three and nine months ended September 30, 2003, by $57.9 million and $174.4 million respectively.

Stock-based Compensation

Effective January 1, 2004, the Company adopted the CICA amended recommendations of Handbook Section 3870, “Stock-based Compensation and Other Stock-based Payments.”  These recommendations require the use of a fair-value based approach for the accounting of stock-based compensation awards granted to employees.  Under the fair-value based method, compensation cost is measured at fair value at the date of grant, and is expensed over the award’s vesting period.  The standard has been applied retroactively without restatement of prior periods, and resulted in an adjustment of $2.6 million to the opening balance of retained earnings and contributed surplus of the current period to reflect the cumulative effect of applying the fair-value based method to all employee stock options granted on or after January 1, 2002.  The pro forma disclosures with respect to the three and nine months ended September 30, 2003, are provided in note 8 of these consolidated financial statements.

Impairment of Long-lived Assets

Effective January 1, 2004, the Company adopted the new CICA recommendations of Handbook Section 3063, “Impairment of Long-lived Assets.”  These recommendations require an entity to recognize an impairment loss when an event occurs that results in the carrying amount of a long-lived asset exceeding the sum of the undiscounted cash flows expected from its use and eventual disposition.  The impairment loss is measured as the amount by which the long-lived assets’ carrying amount exceeds its fair value.  The adoption of this new standard had no impact on the consolidated financial statements for the three and nine months ended September 30, 2004.

Asset Retirement Obligations

Effective January 1, 2004, the Company adopted the new CICA recommendations of Handbook Section 3110, “Asset Retirement Obligations,” with respect to recording the fair value of a liability for an asset retirement obligation in the period in which it is incurred, and a corresponding increase in the carrying amount of the related long-lived asset.  The adoption of this new standard had no impact on the consolidated financial statements for the three and nine months ended September 30, 2004.

Hedging Relationships and Accounting for Trading, Speculative, or Non-Derivative Financial Instruments

Effective January 1, 2004, the Company adopted the CICA’s Accounting Guideline-13, “Hedging Relationships,” on the requirements related to the identification, designation, documentation and effectiveness of hedging relationships.  The new standards have been applied on a prospective basis to all instruments existing on, or entered into after, January 1, 2004.

The Company also applied the accounting treatment prescribed by the CICA’s Emerging Issues Committee (“EIC”) Recommendation 128 with respect to the accounting for trading, speculative or non-hedging derivative financial instruments.  Under the new guidance, hedge accounting is optional for derivative transactions that are effective in offsetting financial statement risks.  Derivatives for which hedge accounting is not applied are carried on the balance sheet at fair value, with unrealized changes in fair value being recorded in the statement of earnings.  Upon adoption, the Company discontinued hedge accounting for certain derivative instruments which were either no longer eligible for hedge accounting under the new guideline, or which the Company has elected not to formally document as hedges.

NORSKE SKOG CANADA LIMITED

Notes to the Consolidated Financial Statements

Unaudited and in millions of Canadian dollars, except where otherwise stated

Revenue Recognition

The Company recognizes revenues upon shipment when the significant risks and rewards of ownership are transferred to the customer.  Title of the products is typically transferred to the customers at the time of shipment, and payment is based on agreed prices and credit terms contained on sales invoices.

Effective January 1, 2004, the Company applied the accounting treatments of EIC-141, “Revenue Recognition,” EIC-142, “Revenue Arrangements with Multiple Deliverables” and EIC-143, “Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts.”  EIC-141 summarizes the principles set as interpretative guidance on the application of Handbook section 3400, “Revenue.”  Specifically, this EIC presents the criteria to be met for revenue recognition to be considered achieved.  EIC-142 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities for a given customer.  Finally, EIC-143 considers the issue of how revenue and costs from a separately priced extended warranty or product maintenance contract should be recognized.  The application of these accounting treatments had no impact on the consolidated financial statements for the three and nine months ended September 30, 2004.

3.

Segmented Information

The Company operates in three business segments:

Specialties

-

Manufacture and sale of groundwood specialty printing papers and kraft paper

Newsprint

-

Manufacture and sale of newsprint

Pulp

-

Manufacture and sale of long and short fibre pulps

The segments are managed separately, and all manufacturing facilities are located in Canada.  Inter-segment sales consist of pulp transfers at cost.

4.

Long-term Debt

The Company’s long-term debt is as follows:

	As at
	September 30, 2004	December 31, 2003
Recourse
Senior notes, 10% due March 2009 (US$200.0 million)	$–	$274.5
Senior notes, 8.625% due June 2011 (US$400.0 million)	509.4	521.2
Senior notes, 7.375% due March 2014 (US$250.0 million)	315.9	–
	825.3	795.7
Revolving operating facility of up to $350.0 million due July 2007 with interest based on
Canadian Prime/BA rates or U.S. Base/LIBOR rates	-	12.5
	825.3	808.2
Non-recourse (PREI)
First mortgage bonds, 6.387% due July 2009	37.6	37.6

Total long-term debt	$862.9	$845.8

On March 23, 2004, the Company issued, at par, US$250.0 million 7.375% senior notes due March 1, 2014.  The net proceeds were used to redeem the 10% senior notes and for general corporate purposes.

Substantially all of the assets of the Company are pledged as security under the $350.0 million revolving operating facility (the “Facility”).  Its availability is determined by a borrowing base, calculated on accounts receivable and inventory balances, and includes covenants to maintain the funded debt/capitalization ratio below 60%, secured debt/capitalization ratio below 30% and shareholders’ equity above $779.3 million as at September 30, 2004.  At September 30, 2004, the Facility was undrawn and after outstanding letters of credit of $22.6 million, $327.4 million was available to the Company.  An interest coverage covenant is applicable in certain circumstances if the Company incurs secured debt other than under the Facility.  No such debt has been incurred.

As at September 30, 2004, the Company remained in compliance with the covenants under both its Facility and bond indentures.  However, the Company’s Consolidated Fixed Charge Ratio of the bond indentures, calculated on a trailing twelve month basis, was below the 2.0:1 threshold, which, while not constituting a default, prohibits the payment of dividends and limits the amount of additional debt that can be incurred outside of the existing credit facilities.

NORSKE SKOG CANADA LIMITED

Notes to the Consolidated Financial Statements

Unaudited and in millions of Canadian dollars, except where otherwise stated

5.

Related Party Transactions

In prior years the Company acquired from wholly owned subsidiaries of Fletcher Challenge Limited, a major shareholder up to July 28, 2000, companies with available tax losses.  The purchase price for these companies is subject to adjustment under certain conditions.  In addition to the $19.3 million amount recorded as at December 31, 2003, the Company recorded a further adjustment of $7.1 million in the second quarter of 2004, reflecting a reduction to the purchase price.  The Company collected the entire receivable of $26.6 million (including an interest adjustment of $0.2 million) in the current quarter.

6.

Employee Future Benefits

The Company maintains pension benefit plans, which include defined benefit and defined contribution segments, that are available to all salaried employees and to hourly employees not covered by union pension plans.  The Company also provides other benefit plans consisting of group health care and life insurance benefits to eligible retired employees and their dependents.  For the three and nine months ended September 30, 2004, the Company incurred a total post-retirement benefit cost of $13.5 million and $42.5 million, respectively (three and nine months ended September 30, 2003 - $14.7 million and $40.5 million).

7.

Financial Instruments

Derivative Financial Instruments

The Company uses derivative financial instruments to reduce its exposure to foreign currency and price risk associated with its revenues, energy costs and long-term debt.  The Company also uses interest rate swaps to increase its exposure to floating rates.

(a)

Revenue Management Instruments

Foreign currency options and forward contracts outstanding to sell U.S. dollars were as follows:

Options					Forward Contracts
	Purchased Options		Sold Options
Term	US$ Millions	Average Rate C$ / US$	US$ Millions	Average Rate C$ / US$	US$ Millions	Average Rate C$ / US$

As at September 30, 2004

0 to 12 months	$390	1.3477	$306	1.4236	$9	1.5280
13 to 24 months	94	1.3091	88	1.3917	-	-
	$484	1.3402	$394	1.4165	$9	1.5280

As at December 31, 2003

0 to 12 months	$324	1.4477	$142	1.5756	$56	1.5764
13 to 24 months	105	1.3647	54	1.4539	9	1.5269
	$429	1.4273	$196	1.5421	$65	1.5695

The above contracts are designated as hedging instruments and the resulting foreign exchange translation gains and losses are recognized concurrently with the hedged revenue in “Sales.”  At period-end exchange rates, the net amount the Company would receive to settle the above contracts and options is $43.0 million, of which $10.7 million is included in “Sales” and “Accounts receivable.”

At September 30, 2004, no price hedging instruments are outstanding in respect of pulp and paper products sold.

NORSKE SKOG CANADA LIMITED

Notes to the Consolidated Financial Statements

Unaudited and in millions of Canadian dollars, except where otherwise stated

(b)

Cost Risk Management Instruments

Oil and gas contracts outstanding were as follows:

	Oil Contracts		Gas Contracts
Term	Barrels (“bbls”) (000’s)	Average Rate US$/bbl	Gigajoules (“Gj”) (millions)	Average Rate US$/Gj

As at September 30, 2004
0 to 12 months	140	$19.04	1.0	$5.06
13 to 36 months	110	32.75	–	–
	250	$25.07	1.0	$5.06

As at December 31, 2003
0 to 12 months	317	$23.24	1.6	$3.89
13 to 36 months	60	24.07	–	–
	377	$23.37	1.6	$3.89

The above contracts are not designated as hedging instruments for accounting purposes and are reported under current assets on the balance sheet at their fair value. Changes in fair value are recognized in “Cost of sales.”  At period-end swap rates, the net amount the Company would receive to settle these swaps is $7.0 million, $6.3 million of which is included in current assets, “Other.”  For the three and nine months ended September 30, 2004, the Company recorded gains of $3.2 million and $6.3 million, respectively, in “Cost of sales.”

(c)

Long-term Debt Risk Management Instruments

The Company has forward foreign exchange contracts to acquire U.S. dollars totalling US$120.5 million over a three-year period at rates averaging C$1.5360/US$.  These instruments are not designated as hedging instruments for accounting purposes and are reported under “Other long-term obligations” on the balance sheet at their fair value.  Changes in fair value are recognized in “Foreign exchange gain on translation of long-term debt.”  At period-end exchange rates, the net amount the Company would pay to settle these contracts is $33.2 million.

(d)

Interest Rate Swaps

The Company has entered into fixed-to-floating interest rate swaps on US$30 million, under which it will receive a fixed rate receipt of 7.375% and pay a floating rate averaging LIBOR plus 1.97%.  The swaps mature March 1, 2014, and are cancellable at the counterparties’ option between March 1, 2009 and March 1, 2014 for premiums which mirror the call premiums on the 7.375% senior notes.  These instruments are designated as hedging instruments.  At period-end rates, the net amount the Company would receive to settle these contracts is $1.8 million.

8.

Stock-based Compensation

For the three and nine months ended September 30, 2004, the Company recorded $0.6 million and $1.6 million, respectively, as an expense for stock-based compensation plans.  The pro forma effect on net loss and net loss per common share if the fair value method had been used in the prior period to determine compensation cost for share options granted to directors, officers and employees is as follows:

	Three months ended September 30	Nine months ended September 30
	2003
Net loss:
As reported	$(28.1)	$(71.2)
Pro forma	(28.6)	(72.7)

Net loss per common share (in dollars):
As reported	$(0.14)	$(0.35)
Pro forma	(0.14)	(0.35)

NORSKE SKOG CANADA LIMITED

Notes to the Consolidated Financial Statements
Unaudited and in millions of Canadian dollars, except where otherwise stated
The fair-value of share options was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:
	2004	2003
Risk-free interest rate	4.5%	4.9%
Annual dividends per share	Nil	Nil
Expected stock price volatility	28.3%	27.3%
Expected option life (in years)	4.0	4.0
Average fair-value of options granted (in dollars)	$1.50	$1.74

 9.     Comparative Figures

Certain comparative figures have been reclassified to conform with the presentation adopted for the current period.

EXHIBIT 3

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following management discussion and analysis (“MD&A”) should be read in conjunction with the unaudited interim consolidated financial statements for the three-month and nine-month periods ended September 30, 2004 and September 30, 2003, and the three-month period ended June 30, 2004.

Throughout the discussion, reference is made to EBITDA, which represents earnings before interest, taxes, depreciation and amortization, and before other non-operating income and expenses.  EBITDA, as defined, equates to operating earnings (loss) plus depreciation and amortization.  As there is no generally accepted method of calculating EBITDA, the measure as calculated by Norske Skog Canada Limited (“the Company”) might not be comparable to similarly titled measures reported by other entities.  EBITDA is presented because the Company believes it is a useful indicator of a company’s ability to meet debt service and capital expenditure requirements.  The Company interprets EBITDA trends as an indicator of relative operating performance.  EBITDA should not be considered by an investor as an alternative to net earnings, an indicator of the financial performance of the Company, or an alternative to cash flows as a measure of liquidity.

Except for the historical information contained herein, the matters set forth in this report are forward-looking.  These include, for example, statements with respect to general economic conditions in the U.S., Canada, and internationally, assessment of market conditions and demand for the Company’s products, the outlook for inventories, production and pricing, performance improvements and cost savings, and shifts in industry capacity.  These statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in the statements.  Such statements reflect management’s current views and are based on certain assumptions.  They are, by necessity, only estimates of future developments and actual developments may differ materially from these statements due to a number of factors. Investors are cautioned not to place undue reliance on these forward-looking statements.  No forward-looking statement is a guarantee of future results.

I

RESULTS OF OPERATIONS

The Company achieved positive net earnings in the third quarter of 2004.  The foreign exchange gain on the translation of U.S. dollar denominated debt was a primary contributor to the improved earnings.  Stronger operating earnings in the quarter reflected higher paper prices, a reduction in planned maintenance spending, and additional savings from the performance improvement program.  These improvements were partially offset by the adverse impact on revenue of a stronger Canadian dollar relative to the U.S. dollar.

The Company is encouraged by the strength of certain U.S. economic indicators.  Improved consumer spending, rebuilding of inventories, higher net exports, and stronger employment statistics all appear to support the outlook for the continued economic growth.  The strengthening economic environment along with pressures of rising energy costs and the appreciating Canadian dollar has provided support for recent price increases for many of the Company’s products.

The cyclical recovery in paper markets appears to be intact.  Demand for specialty papers continues to be brisk and the price trend is upwards.  Specialty paper producers took advantage of the higher demand and secured price increases across most grades during the quarter including lightweight coated (“LWC”) and several uncoated groundwood specialty grades.

Demand in the newsprint segment of the market has not grown like that of specialty papers, however the fundamentals for the cyclical recovery remain valid.  Advertising lineage is on the rise, although this has not yet been reflected in consumption statistics as publishers reduce inventories and trim consumption.  As has been the case in previously announced price increases, the US$50 per tonne newsprint price increase announced for September 1, 2004 has been deferred to October 1, 2004.

Pulp markets experienced some price erosion during the third quarter of 2004.  Despite the strength of the North American economy, the combination of a seasonal slowing of demand, economic dampening measures taken by the Chinese government, and aggressive operating rates by producers have resulted in the first price reductions since the summer of 2003.

The Company’s 2004 performance improvement program delivered an additional $34 million in realized savings during the third quarter of 2004, bringing the year-to-date improvements to $70 million.  The improvements in the current quarter were primarily a result of reduced kraft in paper furnish, higher productivity, lower energy consumption, and reduced chemical costs.

1.

Consolidated

Summary of Financial Results (In millions of Canadian dollars, except where otherwise stated)
	2003					2004
	Q1	Q2	Q3	Q4	TOTAL	Q1	Q2	Q3	YTD
Sales[1]	$445.5	$440.5	$473.7	$460.8	$1,820.5	$454.5	$479.6	$466.8	$1,400.9
Operating earnings (loss)	(35.5)	(38.4)	(21.3)	(16.4)	(111.6)	(37.6)	(2.6)	10.0	(30.2)
EBITDA	11.8	9.6	26.1	30.8	78.3	7.4	43.8	56.3	107.5
Net earnings (loss)	(24.8)	(18.3)	(28.1)	(13.3)	(84.5)	(46.3)	(24.0)	28.0	(42.3)
EBITDA margin [1,2]	2.6%	2.2%	5.5%	6.7%	4.3%	1.6%	9.1%	12.1%	7.7%
Net earnings (loss) per share – basic and diluted	$(0.12)	$(0.09)	$(0.14)	$(0.06)	$(0.41)	$(0.22)	$(0.11)	$0.13	$(0.20)
Sales (000 tonnes)
Specialties	261.7	266.8	282.9	273.3	1,084.7	274.6	271.6	289.8	836.0
Newsprint	195.6	195.4	188.1	189.6	768.7	200.9	193.2	169.3	563.4
Total paper	457.3	462.2	471.0	462.9	1,853.4	475.5	464.8	459.1	1,399.4
Pulp	103.9	89.9	120.2	107.3	421.3	80.2	104.2	99.4	283.8
Total sales	561.2	552.1	591.2	570.2	2,274.7	555.7	569.0	558.5	1,683.2
Production (000 tonnes)
Specialties	260.9	277.1	273.5	263.8	1,075.3	280.1	265.0	298.7	843.8
Newsprint	199.6	186.2	188.2	200.8	774.8	197.6	185.0	176.8	559.4
Total paper	460.5	463.3	461.7	464.6	1,850.1	477.7	450.0	475.5	1,403.2
Pulp	99.0	93.7	114.8	111.3	418.8	70.2	112.6	116.8	299.6
Total production	559.5	557.0	576.5	575.9	2,268.9	547.9	562.6	592.3	1,702.8
Effective foreign exchange rate [3]	1.504	1.452	1.449	1.410	1.454	1.400	1.395	1.350	1.382
Average spot foreign exchange rate C$/US$ [4]	1.510	1.398	1.380	1.316	1.402	1.318	1.359	1.308	1.328
Period-end spot foreign exchange rate C$/US$ [5]	1.469	1.355	1.350	1.292	1.292	1.311	1.340	1.264	1.264
Common shares (millions):
At period end	205.9	205.9	205.9	214.6	214.6	214.6	214.6	214.6	214.6
Weighted average	205.9	205.9	205.9	208.8	206.6	214.6	214.6	214.6	214.6

1

Comparative figures have been restated to reflect the reclassification of distribution costs.

2

EBITDA margin is defined as EBITDA as a percentage of sales.

3

Effective foreign exchange rate represents a blended rate which takes account of the applicable spot rates and the Company’s revenue hedging program in the period.

4

Average spot foreign exchange rate is the average Bank of Canada noon spot rate over the reporting period.

5

Period-end spot foreign exchange rate is the Bank of Canada noon spot rate.

(a)

Three Months ended September 30, 2004 compared to Three Months ended
June 30, 2004

The Company recorded net earnings of $28.0 million ($0.13 per common share) and operating earnings of $10.0 million on sales of $466.8 million in the current quarter, compared to a net loss of $24.0 million ($0.11 per common share) and an operating loss of $2.6 million on sales of $479.6 million for the previous quarter.  The current quarter’s results included an after-tax foreign exchange gain arising from the translation of US$ debt of $34.1 million ($0.16 per common share), compared to an after-tax loss of $10.7 million ($0.05 per common share) for the previous quarter.  EBITDA for the current quarter totalled $56.3 million, up $12.5 million from $43.8 million in the previous quarter.

The $12.5 million improvement in EBITDA reflected higher average transaction prices for LWC, uncoated specialty grades, and newsprint, additional cost savings from the performance improvement initiatives, reduced planned paper mill maintenance spending, and lower restructuring costs.  These were partially offset by the adverse impact of the stronger Canadian dollar and higher energy costs.

(b)

Three Months ended September 30, 2004 compared to Three Months ended
September 30, 2003

The Company recorded net earnings of $28.0 million ($0.13 per common share) and operating earnings of $10.0 million on sales of $466.8 million in the current quarter, compared to a net loss of $28.1 million ($0.14 per common share) and an operating loss of $21.3 million on sales of $473.7 million for the same quarter last year.  The current quarter net earnings included an after-tax foreign exchange gain on translation of US$ debt of $34.1 million ($0.16 per common share), compared to an after-tax gain of $0.6 million for the same quarter last year.  EBITDA was $56.3 million for the current quarter, $30.2 million higher than the same quarter last year.

The current quarter’s $30.2 million EBITDA improvement was attributable to higher prices across all paper and pulp grades, additional cost savings arising from performance improvement initiatives, and lower planned maintenance spending.  These gains were partially offset by the adverse impact of the strengthening Canadian dollar, as well as higher energy and labour costs.

(c)

Nine Months ended September 30, 2004 compared to Nine Months ended
September 30, 2003

The Company recorded a net loss of $42.3 million ($0.20 per common share) and an operating loss of $30.2 million on sales of $1,400.9 million for the current nine-month period, compared to a net loss of $71.2 million ($0.35 per common share) and an operating loss of $95.2 million on sales of $1,359.7 million for the same period last year.  The net loss for the current period included an $18.3 million ($0.09 per common share) after-tax foreign exchange gain on the translation of US$ debt, compared to an after-tax gain of $32.8 million ($0.16 per common share) for the same period last year.  EBITDA for the current period totalled $107.5 million, up $60.0 million from $47.5 million for the same period last year.

The $60.0 million improvement in EBITDA reflected higher transaction prices across all paper and pulp grades, coupled with further performance improvements.  These gains were partially offset by the impact of the strengthening Canadian dollar, higher planned maintenance spending, escalating energy prices, and increased labour, restructuring, and post-retirement benefit costs.

2.

Specialties

Summary of Financial Results (In millions of Canadian dollars, except where otherwise stated)
	2003					2004
	Q1	Q2	Q3	Q4	TOTAL	Q1	Q2	Q3	YTD
Sales[1]	$244.5	$244.5	$259.9	$253.8	$1,002.7	$255.3	$253.8	$270.1	$779.2
EBITDA	14.4	15.7	17.7	18.2	66.0	25.0	16.0	31.0	72.0
Operating earnings (loss)	(10.0)	(9.8)	(6.7)	(6.0)	(32.5)	(0.1)	(8.8)	4.5	(4.4)
EBITDA margin[1]	5.9%	6.4%	6.8%	7.2%	6.6%	9.8%	6.3%	11.5%	9.2%
Sales (000 tonnes)	261.7	266.8	282.9	273.3	1,084.7	274.6	271.6	289.8	836.0
Production (000 tonnes)	260.9	277.1	273.5	263.8	1,075.3	280.1	265.0	298.7	843.8
Average sales revenue per tonne[1]	$934	$916	$918	$929	$924	$930	$934	$932	$932
Average cash costs per tonne[1,2]	879	858	856	862	864	839	874	825	846
SC-A, 35 lb. (US$/ton) [3]	655	660	690	695	675	695	695	730	707
LWC paper, No.5, 40 lb. average East Coast delivery (US$/ton) [3]	670	693	695	695	688	695	695	737	709
Telephone directory paper, 22.1 lb. (US$/ton) [3]	650	655	655	655	654	650	650	650	650

1

Comparative figures have been restated to reflect the reclassification of distribution costs.

2

Average cash costs per tonne for these purposes consist of cost of sales and selling, general, and administrative (“SG&A”) costs.

3

Benchmark prices are sourced from Resource Information Systems, Inc. (“RISI”).

Stronger consumption continued to bolster demand for most specialty paper grades during the quarter.  Combined with seasonal consumer inventory build, specialty paper markets remained in tight supply during the third quarter of 2004.

North American LWC paper demand increased 8.3% year-over-year to September 2004, reflecting further improved consumption by commercial printers.  This robust demand prompted producers to announce a second consecutive quarterly price increase of US$60 per ton effective September 1, 2004.  Average benchmark prices for LWC paper were up approximately US$42 per ton compared with the same quarter a year ago.

Market demand for the Company’s uncoated specialty papers remained strong during the current quarter and producers successfully implemented the previously announced June 1, 2004 US$45 per ton price increase.  Additional price increases for most hi-brite and machine-finished (“MF”) grades of US$60 per ton were announced effective September 1, 2004.  Compared to the same quarter a year ago, average super-calendered and MF hi-brite paper prices in the current quarter were up between US$70 and US$90 per ton and white top linerboard prices were up approximately US$78 per tonne.  Directory prices remained relatively unchanged over the comparable periods.

(a)

Three Months ended September 30, 2004 compared to Three Months ended
June 30, 2004

The specialties business recorded operating earnings of $4.5 million on sales of $270.1 million in the current quarter, compared to an operating loss of $8.8 million on sales of $253.8 million in the previous quarter.  EBITDA of $31.0 million in the current quarter was $15.0 million higher than the $16.0 million recorded in the previous quarter.

Sales volume of 289,800 tonnes in the current quarter increased 18,200 tonnes, or 6.7%, from the previous quarter, largely due to strong demand across all grades and the reduced impact of planned annual shutdowns which occurred in the previous quarter.

Average sales revenue in the current quarter of $932 per tonne was in line with the previous quarter as price gains across most specialty grades were offset by the negative impact of the stronger Canadian dollar.

Average cash costs in the current quarter were $825 per tonne, an improvement of $49 per tonne from the previous quarter.  The reduction of planned maintenance spending, savings from the Company’s performance improvement initiatives, and lower restructuring costs were the primary drivers of this improvement.  Higher internal kraft transfer costs partially offset these positive factors.

(b)

Three Months ended September 30, 2004 compared to Three Months ended
September 30, 2003

The specialties business recorded current quarter operating earnings of $4.5 million on sales of $270.1 million, compared to an operating loss of $6.7 million on sales of $259.9 million for the same quarter last year.  EBITDA of $31.0 million for the current quarter was $13.3 million higher than the $17.7 million recorded in the same quarter last year.

Sales volume of 289,800 tonnes in the current quarter increased 6,900 tonnes, or 2.4%, from the same quarter last year.

Average sales revenue in the current quarter of $932 per tonne was up $14 per tonne compared to the same quarter last year as higher transaction prices across all specialty paper grades and a higher-value sales mix more than offset the adverse impact of the stronger Canadian dollar.

Average cash costs in the current quarter were $825 per tonne, an improvement of $31 per tonne compared to the same quarter last year.  Savings from performance improvements were the primary drivers of the lower costs and more than offset the impact of higher energy and distribution costs, and the previously noted internal kraft transfer costs.

(c)

Nine Months ended September 30, 2004 compared to Nine Months ended
September 30, 2003

The specialties business recorded an operating loss of $4.4 million on sales of $779.2 million for the current nine-month period, compared to an operating loss of $26.5 million on sales of $748.9 million for the same period last year.  EBITDA of $72.0 million for the current period was $24.2 million higher than the $47.8 million recorded for the same period last year.

Sales volume of 836,000 tonnes in the current period increased 24,600 tonnes, or 3.0%, compared to the same period last year.

Average sales revenue in the current period of $932 per tonne increased $9 per tonne from the same period last year.  Higher transaction prices for most specialty paper grades and an improved sales mix in the current period more than outweighed the negative impact of the strengthening Canadian dollar.

Average cash costs in the current period were $846 per tonne, an improvement of $17 per tonne compared to the same period last year.  Savings from performance improvements were the primary drivers of the lower costs.  These savings were partially offset by the impact of increased energy prices, the timing of planned paper mill maintenance, higher restructuring and post-retirement benefit costs, and the previously noted internal kraft transfer costs.

3.

Newsprint

Summary of Financial Results (In millions of Canadian dollars, except where otherwise stated)
	2003					2004
	Q1	Q2	Q3	Q4	TOTAL	Q1	Q2	Q3	YTD
Sales[1]	$135.1	$133.7	$135.8	$134.6	$539.2	$142.6	$143.0	$125.0	$410.6
EBITDA	(2.7)	(1.4)	3.5	5.7	5.1	7.9	10.6	11.8	30.3
Operating earnings (loss)	(18.5)	(16.7)	(11.6)	(9.8)	(56.6)	(5.2)	(2.1)	0.3	(7.0)
EBITDA margin[1]	(2.0)%	(1.0)%	2.6%	4.2%	0.9%	5.5%	7.4%	9.4%	7.4%
Sales (000 tonnes)	195.6	195.4	188.1	189.6	768.7	200.9	193.2	169.3	563.4
Production (000 tonnes)	199.6	186.2	188.2	200.8	774.8	197.6	185.0	176.8	559.4
Average sales revenue per tonne[1]	$691	$684	$722	$710	$701	$710	$740	$738	$729
Average cash costs per tonne [1,2]	705	691	703	680	695	670	685	668	675
Newsprint 48.8 gsm, West Coast delivery (US$ per tonne) [3]	470	495	495	512	493	520	545	547	536

1

Comparative figures have been restated to reflect the reclassification of distribution costs.

2

Average cash costs per tonne for these purposes consist of cost of sales and SG&A costs.

3

Benchmark prices are sourced from RISI.

Overall demand for newsprint remained relatively weak during the current quarter, and year-to-date U.S. consumption was down 1.5% to September 2004.  Compared to the same period a year ago, average newsprint benchmark prices in the third quarter were up by approximately US$52 per tonne, or 10.5%.

(a)

Three Months ended September 30, 2004 compared to Three Months ended June 30, 2004

The newsprint business recorded operating earnings of $0.3 million on sales of $125.0 million in the current quarter, compared to an operating loss of $2.1 million on sales of $143.0 million in the previous quarter.  EBITDA for the current quarter was $11.8 million, a $1.2 million increase from $10.6 million recorded in the previous quarter.

Sales volume of 169,300 tonnes in the current quarter decreased 23,900 tonnes, or 12.4%, from the previous quarter, consistent with the Company’s longer-term objective to switch to specialty products.

Average sales revenue in the current quarter of $738 per tonne was in line with the previous quarter as price increases implemented during the current quarter were offset by the strengthening of the Canadian dollar.

Average cash costs in the current quarter were $668 per tonne, an improvement of $17 per tonne from the previous quarter.  The reduction of planned maintenance spending in the current quarter, savings resulting from performance improvement initiatives, and lower restructuring costs more than offset the previously noted higher internal kraft transfer costs.

(b)

Three Months ended September 30, 2004 compared to Three Months ended
September 30, 2003

The newsprint business recorded operating earnings of $0.3 million on sales of $125.0 million for the current quarter, compared to an operating loss of $11.6 million on sales of $135.8 million for the same quarter last year.  Current quarter EBITDA of $11.8 million was up $8.3 million from EBITDA of $3.5 million recorded for the same quarter last year.

Sales volume of 169,300 tonnes in the current quarter decreased 18,800 tonnes, or 10.0%, from the same quarter last year, consistent with the Company’s longer-term objective to switch to specialty products

Average sales revenue in the current quarter of $738 per tonne increased $16 per tonne from the same quarter last year.  Higher transaction prices, and to a lesser extent, a higher-value sales mix, more than offset the adverse impact of the strengthening Canadian dollar.

Average cash costs in the current quarter were $668 per tonne, an improvement of $35 per tonne compared with the same quarter last year.  Savings realized from performance improvement initiatives and lower planned maintenance spending more than offset increased energy prices.

(c)

Nine Months ended September 30, 2004 compared to Nine Months ended
September 30, 2003

The newsprint business recorded an operating loss of $7.0 million on sales of $410.6 million for the current nine-month period.  This was a significant improvement over the same period last year when the business recorded an operating loss of $46.8 million on sales of $404.6 million. EBITDA of $30.3 million for the current period improved $30.9 million from negative EBITDA of $0.6 million for the same period last year.

Newsprint sales volume of 563,400 tonnes in the current period decreased 15,700 tonnes, or 2.7%, from the same period last year.

Average sales revenue in the current period of $729 per tonne increased $30 per tonne from the same period last year.  Higher average transaction prices and, to a lesser extent, a higher-value sales mix were partially offset by the effects of the strengthening Canadian dollar.

Average newsprint cash costs in the current period were $675 per tonne, an improvement of $25 per tonne, compared to the same period last year.  The savings realized from performance improvement initiatives were partially offset by higher energy prices, restructuring and post-retirement benefit costs, and the previously noted internal kraft transfer costs.

4.

Pulp

Summary of Financial Results (In millions of Canadian dollars, except where otherwise stated)
	2003					2004
	Q1	Q2	Q3	Q4	TOTAL	Q1	Q2	Q3	YTD
Sales[1]	$65.9	$62.3	$78.0	$72.4	$278.6	$56.6	$82.8	$71.7	$211.1
EBITDA	0.1	(4.7)	4.9	6.9	7.2	(25.5)	17.2	13.5	5.2
Operating earnings (loss)	(7.0)	(11.9)	(3.0)	(0.6)	(22.5)	(32.3)	8.3	5.2	(18.8)
EBITDA margin [1]	0.2%	(7.5)%	6.3%	9.5%	2.6%	(45.1)%	20.8%	18.8%	2.5%
Sales (000 tonnes)	103.9	89.9	120.2	107.3	421.3	80.2	104.2	99.4	283.8
Production (000 tonnes)	99.0	93.7	114.8	111.3	418.8	70.2	112.6	116.8	299.6
Average sales revenue per tonne[1]	$634	$692	$649	$675	$661	$707	$794	$721	$744
Average cash costs per tonne[1,2]	633	745	607	610	644	1,025	630	586	726
NBSK pulp, Northern Europe delivery (US$ per tonne) [3]	480	550	518	552	525	590	647	633	623

1

Comparative figures have been restated to reflect the reclassification of distribution costs.

2

Average cash costs per tonne for these purposes consist of cost of sales and SG&A costs.

3

Benchmark prices are sourced from RISI.

The pulp market lost its pricing momentum in the second half of the third quarter.  Declines in the North American pulp price were triggered by a sharp rise in world pulp inventories in the summer, primarily as a result of reduced demand by China.  Global shipments were reduced by 2% in the third quarter compared to the same period in 2003 (up 4% year-over-year), leading to Northern Bleached Softwood Kraft (“NBSK”) pulp price reductions of US$14 per tonne during the quarter. Despite the recent reduction, prices remained relatively strong with average NBSK benchmark prices up close to US$115 per tonne compared to the same period a year ago.

(a)

Three Months ended September 30, 2004 compared to Three Months ended June 30, 2004

The pulp business recorded operating earnings of $5.2 million on sales of $71.7 million in the current quarter, compared to operating earnings of $8.3 million on sales of $82.8 million in the previous quarter.  EBITDA of $13.5 million in the current quarter was down $3.7 million from EBITDA of $17.2 million in the previous quarter.

Sales volume of 99,400 tonnes in the current quarter decreased 4,800 tonnes, or 4.6%, from the previous quarter.

Average sales revenue in the current quarter of $721 per tonne decreased $73 per tonne from the previous quarter, reflecting the price erosion in the pulp markets during the quarter as well as the adverse impact of the strengthening Canadian dollar.

Average cash costs in the current quarter were $586 per tonne, an improvement of $44 per tonne from the previous quarter.  The improvement primarily reflects higher productivity and performance improvement initiatives.  These positive factors were partially offset by higher furnish costs.

(b)

Three Months ended September 30, 2004 compared to Three Months ended
September 30, 2003

The pulp business recorded operating earnings of $5.2 million on sales of $71.7 million for the current quarter.  This compares favourably to the same quarter last year when the business recorded an operating loss of $3.0 million on sales of $78.0 million.  EBITDA of $13.5 million for the current quarter was $8.6 million higher than EBITDA of $4.9 million for the same quarter last year.

Sales volume of 99,400 tonnes in the current quarter decreased 20,800 tonnes, or 17.3%, from the same quarter last year, reflecting softer market conditions.

Average sales revenue in the current quarter of $721 per tonne increased $72 per tonne from the same quarter last year, with higher transaction prices and, to a lesser extent, a higher-value sales mix more than offsetting the adverse impact of the strengthening Canadian dollar.

Average cash costs in the current quarter were $586 per tonne, an improvement of $21 per tonne from the same quarter last year, due primarily to performance improvement initiatives and the timing of maintenance spending at the Elk Falls mill.  These improvements more than offset increased fibre, distribution, and post-retirement benefit costs.

(c)

Nine Months ended September 30, 2004 compared to Nine Months ended
September 30, 2003

The pulp business recorded an operating loss of $18.8 million on sales of $211.1 million for the current nine-month period, compared to the same period last year when the business recorded an operating loss of $21.9 million on sales of $206.2 million.  EBITDA of $5.2 million for the current period was $4.9 million higher than EBITDA of $0.3 million for the same period last year.

Pulp sales volume of 283,800 tonnes in the current period decreased 30,200 tonnes, or 9.6%, from the same period last year.  The reduction reflected higher downtime arising from the planned recovery boiler shutdown at Elk Falls earlier in the year.

Average sales revenue in the current period of $744 per tonne increased $87 per tonne over the same period last year due to higher average transaction prices and, to a lesser extent, a higher-value sales mix.  This was partially offset by the adverse impact of the strengthening Canadian dollar.

Average cash costs in the current period were $726 per tonne, an increase of $70 per tonne compared to the same period last year, primarily as a result of the scheduled Elk Falls recovery boiler shutdown in the first quarter of this year and, to a lesser extent, higher fibre costs.   Savings from performance improvement initiatives partially offset these higher costs.

II

FINANCIAL POSITION AND LIQUIDITY

Summary of Financial Results (In millions of Canadian dollars, except where otherwise stated)
	2003					2004
	Q1	Q2	Q3	Q4	TOTAL	Q1	Q2	Q3	YTD
Cash provided (used) by operations (before changes in non-cash working capital)	$(1.4)	$(5.5)	$11.5	$12.6	$17.2	$(8.4)	$23.9	$34.3	$49.8
Changes in non-cash working capital	(27.6)	22.3	(0.1)	10.7	5.3	35.5	(16.2)	(54.2)	(34.9)
Cash provided (used) by operations (after changes in non-cash working capital)	$(29.0)	$16.8	$11.4	$23.3	$22.5	$27.1	$7.7	$(19.9)	$14.9
Capital spending	13.8	27.6	26.0	14.0	81.4	21.8	16.1	10.1	48.0
Capital spending as % of depreciation and amortization	29%	58%	55%	30%	43%	48%	35%	22%	35%
Total debt to total capitalization (1) (2)	44%	45%	45%	44%	44%	47%	48%	46%	46%
Net debt to net capitalization (3) (4)	44%	44%	45%	44%	44%	46%	47%	46%	46%

1

Total debt is comprised of long-term debt, including current portion.

2

Total capitalization is comprised of total debt and shareholders’ equity.

3

Net debt is comprised of total debt less cash on hand.

4

Net capitalization is comprised of net debt and shareholders’ equity.

1.

Changes in Financial Position

Operating activities

Cash flow used for operating activities, after changes in non-current working capital, in the current quarter was $19.9 million compared to cash provided from operating activities of $7.7 million in the previous quarter and $11.4 million in the same quarter last year.  The decrease of $27.6 million from the previous quarter was primarily due to higher working capital requirements in the current quarter. Increases in non-cash working capital during the quarter of $54.2 million primarily reflected the payment of the Company’s annual property taxes and insurance premiums.  Higher EBITDA generated in the current quarter partially offset the negative impact of the higher working capital on the Company’s cash flows.

Investing activities

Cash flow provided by investing activities in the current quarter totalled $15.9 million.  This compares favourably to cash flow used of $15.7 million in the previous quarter and $24.4 million in the same quarter last year.  Decreases in net capital spending compared to the comparative periods and the receipt of $26.6 million from a related party for a purchase price adjustment (see Related Party Transactions section) were the primary drivers of the positive cash flows from the Company’s investing activities.

Capital spending for the current quarter totalled $10.1 million, compared to $16.1 million in the previous quarter, and $26.0 million in the same quarter last year.

Financing activities

Cash flow used for financing activities was $9.9 million in the current quarter of 2004 compared to $30.0 million in the previous quarter and $10.1 million in the same quarter last year.  The decrease in cash flows used for financing activities from the previous quarter was a result of the redemption of long-term debt, which occurred in the previous quarter.

2.

Liquidity

(a)

Debt

At September 30, 2004, the Company’s $350.0 million revolving operating facility was undrawn.  After outstanding letters of credit of $22.6 million, $327.4 million was available to the Company.  Net debt to net capitalization as at September 30, 2004 was 46%, compared to 47% as at June 30, 2004.

The Company remains in compliance with the covenants under its revolving operating facility and bond indentures.  The Consolidated Fixed Charge Ratio of the bond indentures, calculated on a trailing twelve-month basis, remained below a 2.0:1 threshold, which, while not constituting a default, prohibits the payment of dividends and limits the amount of additional debt that can be incurred outside of the existing credit facilities.

(b)

Financial Instruments

The Company uses derivative financial instruments to reduce its exposure to foreign currency and price risk associated with its revenues, energy costs and long-term debt.  The Company also uses interest rate swaps to increase its exposure to floating rates.

In respect of revenues, foreign currency options and forward contracts outstanding to sell U.S. dollars were as follows:

	Options
	Purchased Options		Sold Options		Forward Contracts
		Average		Average		Average
		Rate		Rate		Rate
Term	US$Millions	C$/US$	US$Millions	C$/US$	US$Millions	C$/US

As at September 30, 2004

0 to 12 months	$390	1.3477	$306	1.4236	$9	1.5280
13 to 24 months	94	1.3091	88	1.3917	–	–
	$484	1.3402	$394	1.4165	$9	1.5280

As at December 31, 2003

0 to 12 months	$324	1.4477	$142	1.5756	$56	1.5764
13 to 24 months	105	1.3647	54	1.4539	9	1.5269
	$429	1.4273	$196	1.5421	$65	1.5695

The above contracts are designated as hedging instruments and the resulting foreign exchange translation gains and losses are recognized concurrently with the hedged revenue in “Sales.”  At period-end exchange rates, the net amount that the Company would receive to settle the above contracts and options is $43.0 million, of which $10.7 million is included in “Sales” and “Accounts receivable.”

At September 30, 2004, no price hedging instruments were outstanding in respect of pulp and paper products sold.

In respect of costs, oil and gas contracts outstanding were as follows:

	Oil Contracts		Gas Contracts
Term	Barrels (“bbls”) (000’s)	Average Rate US$/bbl	Gigajoules (“Gj”) millions	Average Rate US$/Gj
As at September 30, 2004
0 to 12 months	140	$19.04	1.0	$5.06
13 to 36 months	110	32.75	–	–
	250	$25.07	1.0	$5.06
As at December 31, 2003
0 to 12 months	317	$23.24	1.6	$3.89
13 to 36 months	60	24.07	–	–
	377	$23.37	1.6	$3.89

The above contracts are not designated as hedging instruments for accounting purposes and are reported under current assets on the balance sheet at their fair value.  Changes in fair value are recognized in “Cost of sales.”  At period-end swap rates, the net amount the Company would receive to settle these swaps is $7.0 million, $6.3 million of which is included in current assets, “Other.”  For the three and nine-months ended September 30, 2004, the Company recorded gains of $3.2 million and $6.3 million, respectively, in “Cost of sales.”

In respect of long-term debt, the Company has forward foreign exchange contracts to acquire U.S. dollars totalling US$120.5 million over a three-year period at rates averaging C$1.5360/US$.  These instruments are not designated as hedging instruments for accounting purposes and are reported under “Other long-term obligations” on the balance sheet at their fair value.  Changes in fair value are recognized in “Foreign exchange gain on translation of long-term debt.”   At period-end exchange rates, the net amount the Company would pay to settle these contracts is $33.2 million.

The Company has entered into fixed-to-floating interest rate swaps on US$30 million, under which it will receive a fixed rate of 7.375% and pay a floating rate averaging LIBOR plus 1.97%.  The September 30, 2004 LIBOR rate was 2.20%.  The swaps mature March 1, 2014, and are cancellable at the counterparties’ option between March 1, 2009, and March 1, 2014 for premiums which mirror the call premiums on the 7.375% senior notes.  These instruments are designated as hedging instruments.  At period-end rates, the net amount the Company would receive to settle these contracts is $1.8 million.

III

RELATED PARTY TRANSACTIONS

In prior years, the Company acquired from wholly owned subsidiaries of Fletcher Challenge Limited, a major shareholder up to July 28, 2000, companies with available tax losses.  The purchase price for these companies is subject to adjustment under certain conditions.  In addition to the $19.3 million amount recorded as at December 31, 2003, the Company recorded a further adjustment of $7.1 million in the second quarter of 2004, reflecting a reduction to the purchase price.  The Company collected the entire receivable of $26.6 million (including an interest adjustment of $0.2 million) in the current quarter.

IV

CONTRACTUAL OBLIGATIONS

There were no material changes in the contractual obligations that are outside the ordinary course of the Company’s business during the quarter.  A summary of the Company’s contractual obligations can be found on page 38 of the 2003 Annual Report.

V

CRITICAL ACCOUNTING POLICIES AND JUDGMENTAL MATTERS

The critical accounting policies and judgmental matters specified in the Company’s annual MD&A remain substantially unchanged.  A summary can be found on pages 38 and 39 of the 2003 Annual Report.

VI

CHANGES IN ACCOUNTING POLICIES

Effective fiscal 2004, the Company adopted the following new pronouncements issued by the Canadian Institute of Chartered Accountants:

(a)

Accounting Guideline 13, Hedging Relationships, and the Emerging Issues Committee’s (“EIC”) Consensus, EIC-128, Accounting for Trading, Speculative, or Non-hedging Derivative Financial Instruments

The new standards implement requirements related to the identification, designation, documentation and effectiveness of hedging relationships.  The new standards have been applied on a prospective basis to all instruments existing on, or entered into after, January 1, 2004.  Under the new guidance, hedge accounting is optional for derivative transactions that are effective in offsetting financial statement risks.  Derivative financial instruments that are not subject to hedge accounting are recorded on the balance sheet at fair value, with unrealized changes in fair value recorded to the statement of earnings.  Upon adoption, the Company discontinued hedge accounting for certain derivative instruments which were either no longer eligible for hedge accounting under the new guideline, or which the Company elected not to formally document as hedges.

(b)

Section 3110, Asset Retirement Obligations

The new standard requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset.  The adoption of this new standard had no material impact on the Company’s consolidated financial statements for the three months and nine months ended September 30, 2004.

(c)

Section 3063, Impairment of Long-Lived Assets

The new standard requires entities to recognize an impairment loss when an event occurs that results in the carrying amount of a long-lived asset exceeding the sum of the undiscounted cash flows expected to result from its use and eventual disposition.  The impairment loss is measured as the amount by which the long-lived asset’s carrying amount exceeds its fair value.  The adoption of this new standard had no impact on the Company’s consolidated financial statements for the three months and nine months ended September 30, 2004.

(d)

Section 3870, Stock-Based Compensation and Other Stock-Based Payments

The amended recommendations require the use of a fair-value based approach for the accounting of stock-based compensation awards granted to employees.  Under the fair-value based method, compensation cost is measured at fair value at the date of the grant and is expensed over the award’s vesting period.  Upon adoption, the Company recorded an expense for stock-based compensation plans in the current nine-month period and applied the standard retroactively without restatement to the prior periods.  The Company made an adjustment of $2.6 million to the opening balances of retained earnings and contributed surplus of the current period to reflect the cumulative effect of applying the fair-value based method to all employee stock options granted on or after January 1, 2002.

(e)

EIC-141, Revenue Recognition; EIC-142, Revenue Arrangements with Multiple Deliverables; EIC-143, Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts

The Company recognizes revenues upon shipment when the significant risks and rewards of ownership are transferred to the customer.  Title of the products is typically transferred to the customers at the time of shipment and payment is based on agreed prices and credit terms contained on sales invoices.

The new recommendations summarize the principles set as interpretative guidance on the application of Handbook section 3400, “Revenue.”  EIC-141 presents the criteria to be met for revenue recognition to be considered achieved.  EIC-142 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities for a given customer. EIC-143 considers the issue of how revenue and costs from a separately priced extended warranty or product maintenance contract should be recognized.  The application of these accounting treatments had no impact on the Company’s consolidated financial statements for the three months and nine months ended September 30, 2004.

(f)

Section 1100 – Generally Accepted Accounting Principles

The new section, among other recommendations, more clearly defines alternate sources of GAAP when a matter is not explicitly addressed by primary sources of GAAP.  As a result, distribution costs were reclassified from net sales to cost of sales which increased sales and cost of sales for the three and nine-month period ended September 30, 2003 by $57.9 million and $174.4 million respectively.  The new recommendations were applied retroactively with restatement.  The application of this section had no impact on the Company’s net earnings.

VII

SUMMARY OF QUARTERLY RESULTS

	2002	2003				2004
	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Sales[1]	$469.0	$445.5	$440.5	$473.7	$460.8	$454.5	$479.6	$466.8
Net earnings (loss)	(37.3)	(24.8)	(18.3)	(28.1)	(13.3)	(46.3)	(24.0)	28.0
Net earnings (loss) per share – basic and diluted	$(0.18)	$(0.12)	$(0.09)	$(0.14)	$(0.06)	$(0.22)	$(0.11)	$0.13

1

Comparative figures have been restated to reflect the reclassification of distribution costs.

VIII

RECONCILIATION OF EBITDA TO NET EARNINGS (LOSS)

The following table reconciles the Company’s EBITDA to net earnings (loss):

	2002	2003				2004
	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3
EBITDA	$10.3	$11.8	$9.6	$26.1	$30.8	$7.4	$43.8	$56.3
Depreciation and amortization	(46.6)	(47.3)	(48.0)	(47.4)	(47.2)	(45.0)	(46.4)	(46.3)
Foreign exchange gain (loss) on translation of long-term debt	1.7	15.5	23.7	0.7	18.3	(6.2)	(13.0)	41.5
Write-down of fixed assets	–	–	–	–	(14.2)	–	–	–
Loss on repayment of long-term debt	–	–	–	–	–	(5.2)	–	–
Other income (expense), net	(0.6)	0.3	(0.3)	(1.3)	(2.6)	(0.2)	2.4	(0.1)
Interest expense, net	(18.3)	(17.3)	(17.6)	(20.0)	(20.1)	(19.4)	(19.5)	(18.8)
Income tax (expense) recovery	16.2	12.2	14.3	13.8	21.7	22.3	8.7	(4.6)
Net earnings (loss)	$(37.3)	$(24.8)	$(18.3)	$(28.1)	$(13.3)	$(46.3)	$(24.0)	$28.0

IX

OUTLOOK

The Company believes that the development of paper pricing is typical of the cyclical recovery for its products.  The improving fundamentals in the North American economy in general and the printing and writing paper market specifically appear to be leading to a sustained upturn for paper producers.

Specialties markets remain in very tight supply during the strongest seasonal period of the year.  The coated market continues to show strong growth in terms of demand and the September 1, 2004, US$60 per ton price increase is being phased in over the balance of the year in accordance with the Company’s various contracts.  Uncoated grades are also expected to maintain the levels of demand experienced in the third quarter, supporting the September 1, 2004, price increases. Like coated grades, uncoated specialties markets are often characterized by contracts that will result in the price increases being phased in over a few months.  Demand for directory grades has increased over that of last year resulting in upward pressure on pricing.  The Company expects its contract pricing to rise moderately in 2005 and its spot business to improve significantly.

Growth in the Company’s uncoated specialties business, particularly the Electraprime and Electrastar super hi-brite grades, has continued through the year.  The Powell River No. 9 paper machine is now fully dedicated to high brightness Electrastar and Electrabrite production and the Company remains committed to growing the uncoated specialties business and plans to produce an additional 30,000 tonnes in 2005.  Currently, specialty papers represent over 60% of the Company’s paper business.

While newsprint has often been the last paper grade to recover after a cyclical downturn, the Company considers the next twelve months to be a critical period for the long term recovery of this grade.  The Company expects that the anticipated seasonal pickup in consumption in the fourth quarter will be accompanied by greater demand from commercial printers as higher uncoated groundwood prices encourage commercial printers to substitute into newsprint.  The US$50 per tonne price increase announced for September 1, 2004 has been deferred to October 1, 2004.  Outside North America, there is continued optimism that the recent price recovery will continue into 2005.

The expected post-summer strengthening of pulp markets has been delayed and prices continue to be under pressure in the near term as inventories are relatively high.  In the longer term, the downward pressure in pricing will be buoyed by the seasonal pickup in demand and the expected return of China to the pulp market.  There is recent evidence that Chinese buyers are replenishing their inventories which should support a moderate recovery in early 2005.  In addition, the Company believes that the pulp market cycle is not complete as the European pulp market has not yet fully recovered.

Canadian producers remain under pressure to counter the continuing cost-push pressures resulting from the strengthening Canadian dollar and escalating energy costs, further increasing the likelihood of additional price increases in the coming months.

For the next three months, the Company is committed to achieving and exceeding the targeted $90 million year-over-year performance improvement initiative and enhancing the quality of its products.  The Company’s conclusion of the majority of its annual maintenance in the first half of the year has placed it in a position to fully capitalize on the improving markets in the second half of 2004.  As the Company moves into periods of sustainable, stronger cash flow, it will expand its high return capital spending initiatives while maintaining tight control over its cash.

X

RISKS AND UNCERTAINTIES

The Company produces and markets products that are sold globally.  The Company seeks to differentiate its product lines from those of other producers by supplying specialty products that add value for customers.  However, the operating environment is subject to uncertainties, many of which are common to virtually all companies in the forest products industry in North America and also some that are more specifically applicable to the Company’s operations based in British Columbia.

A discussion of the principal uncertainties to which the Company is subject follows.

1.

The Business is of a Cyclical Nature and Product Prices May Fluctuate Significantly

The Company’s markets are commodity-based and cyclical in nature.  Markets for the principal products are affected by fluctuations in supply and demand within each cycle, which in turn affects product prices.  Demand has historically been determined by the level of economic growth and has been very closely tied to overall business activity and personal income.  The Company’s earnings are sensitive to price changes for its principal products, with the effect of price changes on newsprint and specialty grades being the greatest.

2.

The Company Faces Significant Global Competition

Pulp and paper markets are highly competitive global commodity markets in which producers compete primarily on the basis of price.  A majority of the Company’s production is directed to markets outside Canada, where Canadian producers generally compete with American, European, and Asian producers.  Many of the Company’s competitors are larger and have greater financial resources than the Company and some of the mills operated by the Company’s competitors are lower cost producers than the mills the Company operates.

3.

The Company Faces Risks Related to its International Sales

A significant portion of the Company’s sales are outside Canada and the United States, and therefore the Company faces a number of risks including tariffs and other trade barriers, political and economic instability in foreign markets, and fluctuations in foreign currencies.

Under the terms of sales and marketing agreements with affiliates of Norske Skogindustrier ASA, a significant shareholder, either party on six months notice may terminate each of these contracts.  If any of these contracts are terminated, the Company will be required to replace the sales agent or distributor within the six-month notice period in order to minimize disruption to sales activities in the relevant market.

4.

The Company is Subject to Risks of Exchange Rate Fluctuations

The Company’s profitability is subject to fluctuations in foreign currencies, particularly the U.S. dollar, which is the currency in which most sales are denominated.  Fluctuations in foreign currencies affect the Company’s competitive position in world markets.  Apart from the value of the Canadian dollar relative to the U.S. dollar, the Company’s competitiveness in world markets is also affected by the relative strength of the currencies of other producing countries.  The Company is also exposed to currency exchange risk on debt denominated in U.S. dollars, including its 7⅜% and 8⅝% notes.

Under a Board-approved foreign exchange risk management program, the Company manages a portion of its currency exposure through the use of currency options and forward contracts to hedge anticipated future sales denominated in foreign currencies and U.S. dollar denominated debt.

5.

The Company is Exposed to Fluctuations in the Cost and Supply of Wood Fibre and to Potential Aboriginal Title Claims that may also Affect the Supply of Wood Fibre

Since the Company has no significant timber holdings, operations are dependent on the supply of wood fibre from third parties, almost half of which is provided by five suppliers.  The Company’s fibre supply could be reduced as a result of events beyond its control, such as industrial disputes, natural disasters, material curtailments, or shutdown of operations by suppliers or the Company for market or other reasons.  Should the Company cease to be supplied with wood fibre under existing contracts, alternative sources of fibre at acceptable prices may not be readily available.

In addition, government regulations and aboriginal issues may also lower the supply of wood fibre.  The Province of British Columbia owns approximately 95% of all timberlands and could introduce legislation to reduce wood fibre supply.  Aboriginal groups have claimed aboriginal title over substantial portions of British Columbia, including areas where the forest tenures held by the Company’s suppliers are situated.  Although the renewal of forest tenures held by the Company’s suppliers will likely be adversely impacted by claims of aboriginal title, the specific impact cannot be estimated at this time.

6.

The Company Continues to be Affected by Aboriginal Groups’ Claims of Aboriginal Title and Rights

The Company’s ability to operate its manufacturing facilities will also be affected by aboriginal groups’ claims of aboriginal title and rights.  The governments of Canada and British Columbia have established a formal process to negotiate settlements with aboriginal groups throughout British Columbia in order to resolve these land claims.  It is the policy of the governments that ownership of lands held in fee simple by third parties such as the Company will not be affected by treaty negotiations.  In the case of the Powell River mill, the site has been included in areas to which an aboriginal group has asserted aboriginal title both through treaty negotiations with government and by filing a claim in the Supreme Court of British Columbia.  While the Company and other industrial companies have been named as parties in the court proceeding along with the governments of Canada and British Columbia, no other steps have yet been taken against the Company in the proceeding.  Based on the history of similar proceedings, the Company expects that it would take many years before a final court decision could be rendered if the court proceeding were pursued.

Recent court decisions have confirmed that the governments of Canada and British Columbia are obligated to consult with aboriginal groups whenever there is a reasonable prospect their decisions may affect aboriginal groups’ rights or title.  This duty of consultation may affect the Company’s ability to obtain or amend necessary regulatory permits on a timely basis.

7.

The Company is Exposed to Fluctuations in Energy Costs

The Company is a significant consumer of electrical power and fossil fuels.  The majority of the Company’s fossil fuels, particularly oil and natural gas are purchased on the spot market, which can fluctuate significantly depending on various external factors.  A portion of the Company’s exposure to fluctuating fossil fuel prices is managed through the use of financial derivatives and physical supply contracts, under a Board-approved energy program.

The Government of British Columbia regulates the Company’s electricity supply contracts and, although there have been no fluctuations in the terms of the contracts, future changes could have a significant impact on the Company’s earnings.  In March 2003, B.C. Hydro filed a revision to an earlier application to the B.C. Utilities Commission (“BCUC”) requesting a rate increase of 8.9% effective April 1, 2004.  The BCUC approved an interim rate increase of 7.23%, which took effect on April 1, pending the completion of a full public hearing beginning May 17 with a final decision expected in December 2004.

8.

The Company is Occasionally Party to Legal Proceedings

In the ordinary course of business, the Company occasionally will become party to legal proceedings, generally related to contract disputes and employment law.  As at September 30, 2004, the final results of currently ongoing legal proceedings, while not immediately determinable, are not expected to have a material effect on financial results.

The Company and certain of its affiliates have been named, together with a number of other paper producers, in United States class action lawsuits alleging an ongoing conspiracy to fix prices of magazine and other publication papers.  These suits have been triggered by a European Commission investigation into possible anti-competitive practices by certain European paper producers.  The Company believes there is no merit to the allegations and intends to vigorously defend itself.

9.

The Company Recorded Losses for Eleven Consecutive Quarters

While the Company recorded a net income in the current quarter, a net loss had been incurred in each of the eleven quarters up to and including the quarter ended June 30, 2004.  These losses have arisen primarily as a result of adverse market conditions.  Should market conditions deteriorate again to a greater extent, the Company may, over time, need to rely to a greater extent on its revolving operating facility and, if necessary, additional sources of funding.

10.

The Company’s Debt May Impair its Financial and Operating Flexibility

The Company has a significant amount of debt, and debt agreements contain various restrictive and financial covenants.  The Company’s ability to pay interest on, and to satisfy, its debt obligations will depend upon the Company’s future operating performance and its ability to obtain additional debt or equity financing, when necessary.  Prevailing economic conditions and financial, business, and other factors beyond the Company’s control may affect its ability to make these payments.  In addition, the Company’s debt level may limit its ability to obtain additional financing and increase its vulnerability to interest rate fluctuations.  Should the challenging market conditions continue, the Company may, over time, have to rely to a greater extent on its revolving operating loan and, if necessary, additional sources of funding.

11.

The Company is Subject to Significant Environmental Regulation

The Company’s operations are subject to a wide range of general and industry specific environmental laws and regulations related to waste management.  The costs of compliance with such laws and regulations can be significant.  The Company continually monitors its environmental performance and believes that its facilities are operating in substantial compliance with environmental laws and regulations.

12.

Labour Disruptions Could Have a Material Adverse Effect on the Business

Many of the Company’s suppliers and service providers are unionized.  Strikes or work stoppages by members of those unions could result in a significant disruption of operations or higher operating costs, which could have a material adverse effect on the business.

XI

OUTSTANDING SHARE DATA

At September 30, 2004, the Company had 214,604,120 common shares issued and outstanding.

Additional information about the Company including the 2003 Annual Information Form is available on the Company’s website www.norskecanada.com, or the Canadian Securities Administrator’s electronic filing website www.sedar.com.